METALLA STRENGTHENS BOARD OF DIRECTORS

FOR IMMEDIATE RELEASE	TSXV: MTA
Jan 16, 2020	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) is pleased to announce that effective immediately it has appointed Terry Krepiakevich to the board of directors as an independent director, subject to regulatory approvals.

"We are privileged to have Mr. Krepiakevich join the Metalla team and chair our audit committee," commented Brett Heath, President, and CEO of Metalla. "Mr. Krepiakevich has over 30 years of diverse experience as a CPA, CFO, and has served on several audit committee positions on both TSX and NYSE American listed companies."

Mr. Krepiakevich is currently a member of the board of directors of several publicly listed and private companies, including as Chair of the Audit Committee for Alexco Resource Corp., a TSX-listed and NYSE American-listed mineral resources company since July 2009, and a director of Kaizen Discovery Resource Corp. He was the Chief Financial Officer of SouthGobi Resources Ltd, from 2006 to 2011. He was previously the Chief Financial Officer of Extreme CCTV Inc., a former TSX-listed company, from November 2000 to July 2006 and was also a Director from June 2001 to July 2006. He was the Vice President of Finance and Chief Financial Officer of Maynard's Industries from July 1988 to June 2000. Mr. Krepiakevich also serves on the board of Covenant House, and in the past has served on numerous charitable and private organizations in the Vancouver community. In May 2011, Mr. Krepiakevich was recognized with the BC CFO of the Year Award. Mr. Krepiakevich is a Chartered Professional Accountant, and a certified member of the Institute of Corporate Directors.

OPTION GRANT AWARD

The Company has granted options to officers, directors, and employees to purchase 600,000 common shares pursuant to the Company's share compensation plan, with an exercise price of C$7.66 per common share. Each grant vests in four equal installments every six months from the date of issue. Each option is exercisable, once vested, for a period of 5 years from the date of the grant.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor it's Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, the potential for Metalla to become one of the leading precious metal royalty and streaming companies. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions and other related risks and uncertainties including other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.